Media Release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 19 June 2007

Roche acquires NimbleGen to gain entry into high-growth research microarrray market

Acquisition strengthens presence in genomics research market

Roche and NimbleGen Systems Inc. today announced that they have signed a definitive agreement under which Roche will acquire 100% of NimbleGen, a privately held, Madison, Wisconsin, USA-based company active in high-density DNA microarrays. DNA microarrays are a widely used discovery and research tool in pharma research for the understanding of genetic causes of disease and predisposition factors, comparative genomic analysis and identification of potential drug targets. Under the terms of the agreement, Roche will pay NimbleGen's shareholders 272.5 million US dollars.

"This acquisition represents a further milestone in our strategy to strengthen our position as a major player and complete solution provider in the genomics research market by extending our activities into the microarray segment," said Severin Schwan, CEO Division Roche Diagnostics. "The Array Systems from NimbleGen are highly synergistic and will complement the existing Roche portfolio of innovative genomic research tools such as the LightCycler qPCR systems and the high-throughput Sequencing Systems from the recently acquired company 454 Life Sciences."

"Roche is one of the premiere life science companies, and NimbleGen is delighted to become part of the exciting story of growth and innovation occurring at Roche," said Dr. Stan Rose, CEO of NimbleGen. "Joining Roche will accelerate and broaden NimbleGen's opportunities with our high density DNA microarray business as well as with new technologies focused on targeted DNA sequencing."

NimbleGen will become a fully integrated part of Roche Applied Science, a global business area of

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the Diagnostic Division of Roche. The company will continue to develop and market powerful array systems through Roche Applied Sciences extensive worldwide sales and distribution network. NimbleGen will be further expanding its product portfolio in the near future to include higher density arrays, integrated instrument systems, and related reagents and consumables for advanced genome analysis. Roche plans to maintain the current NimbleGen facilities in Madison, WI, USA, Reykjavik, Iceland, and Waldkraiburg, Germany as well as the company's 140 employees.

Worldwide, the micro array systems market has a size of about $ 600 Million and showed 10% growth in 2006.

The transaction is expected to close in the third quarter of 2007, subject to approval by NimbleGen's shareholders and regulatory clearance.

About NimbleGen

NimbleGen Systems is a leading innovator, manufacturer and supplier of a proprietary suite of DNA microarrays, consumables, instruments and services. NimbleGen uniquely produces high-density arrays of long oligo probes that provide greater information content and higher data quality necessary for studying the full diversity of genomic and epigenomic variation. NimbleGen is enabling a new era of High-Definition Genomics by providing scientists with cost-effective, high-throughput tools for extracting and integrating complex data on important forms of genomic and epigenomic variation not previously accessible on a genome-wide scale. Scientists can thus obtain a clearer understanding of genomic and epigenomic structure and function and how they impact biology and medicine. This improved performance is made possible by NimbleGen's proprietary Maskless Array Synthesis (MAS) technology, which uses digital light processing and rapid, high-yield photochemistry to synthesize long oligo, high-density DNA microarrays with extreme flexibility. For more information about NimbleGen, please visit the company's website at www.nimblegen.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the global leader in biotechnology, Roche contributes on a broad range of fronts to improving people's health and quality of life by supplying innovative products and services for the early detection, prevention, diagnosis and treatment of diseases. Roche is the world leader in in-vitro diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. It is also engaged in other important therapeutic areas including autoimmune, inflammatory and metabolic disease

and diseases of the central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Media release

Roche

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Basel, 15 June 2007

Actemra: Roche's novel rheumatoid arthritis drug shows substantial benefits for patients in OPTION study

New data supports IL-6 receptor inhibition as a key component in controlling inflammation from RA

Roche today announced significant results from 'OPTION'[1], the first rheumatoid arthritis multinational phase III study of Actemra (tocilizumab) outside of Japan. The data presented at the EULAR[2] meeting in Barcelona, Spain, showed that patients who received Actemra in combination with methotrexate achieved rapid and significant improvement in their signs and symptoms of rheumatoid arthritis when compared to patients receiving methotrexate alone.

In the 24-week study, four times the number of patients in the Actemra group experienced 50% improvement in disease symptoms (ACR50[3] response) compared to the control group (44% vs 11%). More than ten times the number of Actemra patients achieved 70% improvement in disease signs and symptoms (ACR70 response) compared to the control group (22.0% vs 2.0%). In addition, 28% of patients achieved the ultimate goal of remission[4] in the Actemra group vs only 1% of patients in the control group.

"The efficacy of IL-6 receptor inhibition in this study confirms the critical role of IL-6 in the causal pathways of rheumatoid arthritis. On this basis, the profound clinical success observed with tocilizumab by targeting a novel pathway is extremely encouraging as is the opportunity for rheumatoid arthritis patients to benefit from a potential new treatment option," commented lead investigator, Professor Josef Smolen.

"The detailed data from the OPTION study, together with the first data from the TOWARD study announced last week, show a great benefit for rheumatoid arthritis patients. We look forward to further results from our extensive multinational Phase III development

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programme later this year," commented William Burns, CEO Division Roche Pharmaceuticals.

Other parameters measured included C-reactive protein (CRP), a marker of inflammation, fatigue and haemoglobin. Patients in the 8mg/kg Actemra group showed a rapid normalisation of the CRP levels within 2 weeks while fatigue scores showed that patients in the Actemra group experienced a reduction in fatigue and a rapid improvement in haemoglobin levels. Low levels of haemoglobin are usually associated with anaemia which makes patients feel tired and lacking in energy.

About the OPTION study

The OPTION (TOcilizumab Pivotal Trial in Methotrexate Inadequate respONders) study was an international study involving 623 patients with moderate to severe RA. In this 3-arm, randomized, double-blind study, patients received tocilizumab intravenously (either 4mg/kg or 8mg/kg) every 4 weeks plus methotrexate weekly or placebo infusions plus methotrexate weekly over a period of 6 months.

Although higher efficacy was established at the higher dose (ACR20, 50 and 70 scores of 59%, 44% and 22% respectively in the 8mg/kg Actemra group), patients treated with the lower dose of Actemra (4mg/kg) achieved ACR20, 50 and 70 scores of 48%, 32% and 12% respectively. Furthermore there was a reduction in the Disease Activity Score (DAS) from week 2 onwards for both the 8mg/kg (-3.43) and 4mg/kg (-2.68) Actemra groups compared to control (-1.55). Remission of disease was demonstrated in 28% of patients treated with 8mg/kg of Actemra and methotrexate vs 14% of patients treated with 4mg/kg of Actemra and methotrexate vs 1% or patients receiving methotrexate alone.

Actemra was generally well tolerated with an adverse event (AE) profile consistent with data reported in previous studies[5].

About Actemra

Actemra is the first humanised interleukin-6 (IL-6) receptor inhibiting monoclonal antibody and represents a novel mechanism of action to treat RA, a disease with a high unmet medical need. Roche and Chugai are collaborating on a phase III clinical development programme in RA running outside Japan, with more than 4000 patients enrolled in 41 countries including several European countries and the USA. In Japan, Actemra was launched in June 2005 as a therapy for Castleman's disease and in April 2006 filed for the additional indications of

rheumatoid arthritis and systemic-onset juvenile idiopathic arthritis.

About rheumatoid arthritis

Rheumatoid arthritis is a progressive, systemic autoimmune disease characterized by chronic inflammation of multiple joints and fatigue as well as the possibility of osteoporosis, anaemia, and lung, skin and liver effects. This inflammation causes pain, stiffness and swelling, resulting in loss of joint function due to destruction of the bone and cartilage, often leading to progressive disability. Further, as chronic inflammation continues, there may be shortening of life expectancy as a result of effects on major organ systems. After 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA affects more than 21 million people worldwide.

About Roche in rheumatoid arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera (rituximab) there are a number of projects in development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B-cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6, a protein that plays a major role in the RA inflammation process. Actemra is the result of research collaboration by Chugai and is being co-developed globally with Chugai. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a fully humanised anti-CD20 antibody, is just entering phase III development for RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss

francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs approximately 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Further information

- Roche & Autoimmune diseases: www.roche.com/med_events_mb1106

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

References:

[1] OPTION refers to the TOcilizumab Pivotal Trial in Methotrexate Inadequate responders

[2] European League Against Rheumatism

[3] The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20%, 50% or 70% level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.

[4] Disease activity is measured by a Disease Activity Score (DAS), where low disease activity is defined as DAS 28 ≤ 3.2 and remission is defined as DAS 28 ≤ 2.6

[5] Maini RN, Taylor PC, Szechinski J et al., on behalf of the CHARISMA Study Group. Double-blind randomised controlled clinical trial of the interleukin-6 receptor antagonist, tocilizumab, in European patients with rheumatoid arthritis who had an incomplete response to methotrexate. Arthritis Rheum. 2006 Sep;54(9):2817-29.

Investor Update

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Basel, 13 June 2007

Latest data show MabThera provides significant and sustained relief from signs and symptoms of rheumatoid arthritis

Patients experience consistent safety profile with subsequent courses of therapy

New data presented at the EULAR meeting (European League Against Rheumatism) demonstrate that MabThera's (rituximab) effectiveness in relieving patients of the distressing symptoms of rheumatoid arthritis (RA) is sustained or further improved with subsequent courses of treatment, as is the number of patients achieving remission[1]. Importantly, the safety profile of MabThera remained unchanged in patients who had received as many as seven courses of treatment at 6-12 month intervals.

Commenting on the findings, Professor Keystone, Rheumatology Department at the University of Toronto, Canada, said: "As physicians gain experience with MabThera and the long-term efficacy and safety data are collected, we are able to make treatment decisions with confidence for the ultimate benefit of our patients".

Results following subsequent courses of therapy

A total of 1053 RA patients was treated with MabThera with almost 70% of patients followed up for more than two years and 11% for more than three years. The study was conducted in patients who had an inadequate response to treatment with either tumour necrosis factor (TNF) inhibitors or disease-modifying anti-rheumatic drugs (DMARDs), both of which are commonly used classes of RA drugs. All study patients received multiple courses of MabThera (2 x1000mg infusion, 2 weeks apart) based on disease activity.

The data showed that after three courses of MabThera in patients who had an inadequate response to TNF inhibitors:

- The number of patients achieving the hard-to-reach goal of a 70% improvement in disease signs and symptoms (ACR70 response[2]) almost tripled from 11% to 25%
- The number of patients achieving remission improved from 6% to 12%

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Equally, in patients with an inadequate response or intolerance to DMARDs, the remission rate increased almost threefold from 5% to 14% confirming the benefit of providing subsequent courses to responding patients.

Long-term safety of MabThera

Further pooled data examining the safety of MabThera when used long-term revealed that the safety profile of MabThera remained consistent with a low, unchanging rate of serious infections in 1053 patients, receiving up to seven treatment courses. These results add to the wealth of data contributing to MabThera's safety profile with 2438 patient-years of follow-up now collected.

About Rheumatoid Arthritis and MabThera

Rheumatoid arthritis is an autoimmune disease characterised by inflammation that leads to stiff, swollen and painful joints. Current treatments include disease-modifying drugs (DMARDS) and biologic therapy such as the TNF inhibitor drugs.

MabThera is a first-in-class therapy that selectively targets B cells early in the inflammatory cascade of rheumatoid arthritis. B cells are known to play a key role in the inflammation associated with rheumatoid arthritis and MabThera breaks the inflammatory cascade of RA – a series of reactions inflaming the synovia and leading to the cartilage loss and bone erosion that is characteristic of the disease, and may provide an innovative new treatment even in patients with severe and long-standing disease. MabThera has a strong heritage in the treatment of a form of lymphatic cancer called non-Hodgkin's lymphoma (NHL) and the safety profile of MabThera has now been established in more than 960,000 patient exposures over the last nine years in oncology and autoimmune disease.

About Roche in Rheumatoid Arthritis

One of the most important drivers for growth at Roche over the next few years is expected to be the company's emerging franchise in autoimmune diseases with rheumatoid arthritis as the first indication. Following the launch of MabThera, there are a number of projects in development, potentially allowing Roche to build on further opportunities. MabThera is the first and only selective B cell therapy for RA, providing a fundamentally different treatment approach by targeting B cells, one of the key players in the pathogenesis of RA. Actemra is Roche's second novel medicine and is a humanised monoclonal antibody to the interleukin-6 (IL-6) receptor, inhibiting the activity of IL-6, a protein that plays a major role in the RA inflammation process. Actemra is the result of research collaboration by Chugai and is being co-developed globally with Chugai. Additional projects creating a rich pipeline include compounds in Phase I, II and III clinical trials. Notably, ocrelizumab, a fully humanised anti-CD20 antibody, is just entering phase

III development for RA.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs approximately 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

For a selection of broadcast footage clips relating to MabThera and rheumatoid arthritis please visit www.thenewsmarket.com/roche
To view and download high resolution stills and media materials please visit the MabThera Virtual Press Office at www.mabthera-ra.com

Roche IR Contacts:

Dr. Karl Mahler
Phone: +41 (0)61 687 85 03
e-mail: karl.mahler@roche.com

Dianne Young
Phone: +41 (0)61 688 93 56
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Carla Bedard
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North American investors please contact:
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General inquiries:

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e-mail: investor.relations@roche.com

References

[1]Disease activity is measured by a Disease Activity Score (DAS), where low disease activity is defined as DAS 28 ≤ 3.2 and remission is defined as DAS 28 ≤ 2.6
[2]The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20%, 50% or 70% level of reduction is represented as ACR20, ACR50 or ACR70. An ACR70 response is exceptional for existing treatments and represents a significant improvement in a patient's condition.

END